November 6, 2015

Keith A. Gregory, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Index Trust, Inc. (“Registrant”)

 on behalf of the following series and classes:

 T. Rowe Price Mid-Cap Index Fund

 T. Rowe Price Mid-Cap Index Fund—I Class

 T. Rowe Price Small-Cap Index Fund

 T. Rowe Price Small-Cap Index Fund—I Class

 File Nos.: 033-32859/811-05986

Dear Mr. Gregory:

On September 18, 2015, we received your oral comments on the Registrant’s post-effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on August 13, 2015 (the “Rule 485(a) Amendment”). On October 22, 2015, we filed Form 485BXT in order to designate a new effective date of November 20, 2015 for the funds listed above. In addition, on October 30, 2015, we submitted correspondence providing our responses to your oral comments from September 18th. On November 4, 2015, you provided additional oral comments relating to our intention to adopt two separate 80% investment policies for the T. Rowe Price Mid-Cap Index Fund and its I Class (the “Fund”). As a result of that conversation, the Fund will still be managed to track the performance of the Russell Select Midcap Index but we also intend to use the Russell Select Midcap Index for purposes of defining mid-cap stocks. This supplemental correspondence is submitted solely to revise our response to the comment indicated below.

T. Rowe Price Mid-Cap Index Fund

Comment:

The name of the fund is the T. Rowe Price Mid-Cap Index Fund, and the name of the benchmark index is the Russell Select Midcap Completion Index. The fund’s investment objective is to “…track the performance of a benchmark index that measures the investment return of mid-capitalization U.S. stocks.” The prospectus states that the benchmark’s market capitalization range, as of May 31, 2015, was approximately $264 million to $41.1 billion. Please supplementally explain why you consider companies with capitalizations at the bottom and the top of the range to be mid-capitalization companies. Is the benchmark index’s range consistent with other industry mid-capitalization indexes, classifications used by mutual fund rating organizations, or definitions used in financial publications? If not, please consider whether another index would more accurately reflect the fund’s investment objective and revise the prospectus as appropriate. See Question 6 to Frequently Asked Questions about Rule 35d-1 released by the Division of Investment Management (December 4, 2001). We note that the market capitalization range for the Russell Midcap Index was approximately 2.4 billion to 28.7 billion, as of May 29, 2015.

Revised Response:

We note that since filing the Rule 485(a) Amendment, the name of the benchmark index has changed to the Russell Select Midcap Index (“Benchmark Index”). We feel that removing “completion” from the Benchmark Index’s name more accurately reflects the manner in which the index is constructed as the index is structured to capture only the mid-cap segment of the U.S. stock market rather than to “complete” the market (e.g., to represent all U.S. stocks not included in the S&P 500 Index). As described in greater detail below, the capitalization range of the Benchmark Index is generally consistent with that of the Russell Midcap Index (“RMID”). Therefore, we consider the companies in the Benchmark Index to appropriately be characterized as mid-cap companies and we believe the Benchmark Index accurately reflects the Fund’s investment objective.

The Benchmark Index is constructed so as to capture only the mid-cap segment of the U.S. stock market. To construct the Benchmark Index, Russell starts with the Russell 3000 Index, which, according to Russell, represents approximately 98% of the investable U.S. equity market. Russell then excludes stocks that are included in the Russell 2000 Index, a widely accepted representation of the U.S. small-cap equity market (we note that removing the stocks in the Russell 2000 Index from the Russell 3000 Index is the manner in which Russell constructs the Russell 1000 Index). Russell then excludes stocks that are included in the S&P 500 Index, a generally accepted representation of the U.S. large-cap equity market, and the remainder, the Benchmark Index, is the mid-cap segment of the market. This construction methodology results in the Benchmark Index typically consisting of approximately 500 issuers. RMID is constructed by excluding the 200 largest securities in the Russell 1000 Index (as opposed to the Benchmark Index, which excludes the broader universe of large-cap stocks that are included in the S&P 500 Index). As a result, RMID includes approximately 800 of the smallest issuers in the Russell 1000 Index.

To illustrate the similarities between RMID and the Benchmark Index (both of which are U.S. mid-cap indexes constructed by Russell), and to highlight the fact that both of these indexes capture a different segment of the market than the S&P 500 Index (a large-cap index) and the Russell 2000 Index (a small-cap index), the following table shows the median and weighted average of all four indexes as of September 30, 2015:

Index Name	Median ($b)	Weighted Average ($b)
S&P 500 INDEX	$16.6	$119.1
RUSSELL MIDCAP INDEX	$5.7	$11.5
RUSSELL SELECT MIDCAP INDEX	$4.2	$7.6
RUSSELL 2000 INDEX	$0.7	$1.8

To further illustrate the similarities between RMID and the Benchmark Index, we note that the overwhelming majority of component stocks in the Benchmark Index are also components of RMID. As of September 30, 2015, 98.3% of the stocks represented in the Benchmark Index were also represented in RMID (and there is a 95.3% overlap when assessed by weighting within the index).

The Benchmark Index and RMID are constructed in such a way that they each have the same smallest capitalization component stock. As described above and as disclosed in the Fund’s prospectus, the Benchmark Index is constructed by including all of the stocks in the Russell 1000 Index except for those also represented in the S&P 500 Index. Russell describes RMID as a float-adjusted, capitalization-weighted index consisting of approximately 800 of the smallest issuers in the Russell 1000 Index. As described above, Russell constructs RMID by excluding the 200 largest securities in the Russell 1000 Index. Therefore, by definition of each index’s construction methodology, both the Benchmark Index and RMID will always reference the smallest stock in the Russell 1000 Index as their smallest stock.

We note that the low-end of the Benchmark Index’s capitalization range set forth in the 485(a) Amendment did not appear to match what Russell listed as the low-end of RMID’s capitalization range on its website. This was due to timing as all of the Russell indexes, including RMID, were reconstituted on June 26, 2015 using pricing as of May 29, 2015, and the data that we had provided in the 485(a) Amendment was prior to the reconstitution. In the Registrant’s post-effective amendment that will be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”), we intend to update the capitalization ranges with more current information. As of September 30, 2015, the Benchmark Index and RMID shared the same smallest stock, which had a market capitalization of approximately $489 million.

At the high end of the range, as of September 30, 2015, the Benchmark Index’s largest stock had a market capitalization of approximately $33 billion while RMID’s largest stock had a market capitalization of approximately $27.6 billion. We acknowledge that the Benchmark Index’s market capitalization range is higher than that of RMID, although we consider both indexes to appropriately represent the mid-cap opportunity set. Like all stocks, mid-cap stocks will fluctuate in the market and will sometimes have higher or lower capitalizations. For example, as of December 31, 2014, RMID had a market capitalization range of between $275 million to $33.5 billion, and as of March 31, 2015, RMID had a market capitalization range of approximately $211 million and $39.1 billion.

The top range of the Benchmark Index is skewed due to two larger companies that are currently excluded from the S&P 500 Index. Even though these companies may be viewed as one of the 500 largest U.S. companies based on market capitalization alone, the methodology currently employed by S&P excludes them from the S&P 500 Index for various reasons (for example, insufficient outstanding shares available for public trading). Since those outlier companies are part of the Russell 1000 Index but not part of the S&P 500 Index, they are automatically included in the Benchmark Index.

Our analysis demonstrates that the Benchmark Index is similar to RMID in many respects and we believe that the Benchmark Index appropriately represents the Fund’s name, its investment objective, and its overall investment program. Further, we believe that employing a full replication index strategy to track the performance of the Benchmark Index is appropriately representative of what shareholders would consider a U.S. mid-cap stock fund. In the future, we will consider using RMID as a secondary benchmark for performance comparison purposes.

As a result, the Fund will adopt the following 80% investment policy, which will be reflected in the 485(b) Amendment:

“Under normal conditions, the fund invests at least 80% of its net assets (including any borrowings for investment purposes) in mid-cap stocks and in stocks that are included in its benchmark index, the Russell Select Midcap Index. The fund defines mid-cap stocks as those whose market capitalization, at the time of purchase, falls within the range of the Russell Select Midcap Index. As of September 30, 2015, the market capitalization range for the Russell Select Midcap Index was approximately $489 million to $33 billion, although this range will change from time to time.”

Sincerely,

/s/Brian R. Poole
Brian R. Poole
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• Each Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Funds may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher
David Oestreicher
Vice President, T. Rowe Price Index Trust, Inc.